Exhibit 99.2

58.com Acquires Minority Stake in Interior Decoration Service Platform To8to

BEIJING, China, March 9, 2015 Newswire—58.com Inc. (NYSE: WUBA) (“58.com”) today announced that it has acquired a minority stake in To8to, a major online interior decoration service platform in China. 58.com paid approximately US$ 34 million in cash for a minority stake.

Founded in Shenzhen in 2008, To8To is an online interior decoration service platform that connects home owners with interior decoration companies, designers and construction material providers. To8to also offers offline construction supervision, and ‘ZhuangXiuBao,’ a product in the form of escrow funding that protects consumers’ rights and ensures quality renovations.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, “Interior design is a massive and rapidly growing business in China. With extensive experience in this category, To8to is the ideal partner for 58.com to collaborate with as we seek new ways to deepen and expand our online-to-offline (“O2O”) business model. Integrating To8to’s interior decoration O2O services into our platform will greatly benefit both companies and further enhance the overall user experience. 58.com’s traffic, resources and management expertise will also strengthen To8to’s competitiveness. By continuing to innovate new products and selectively invest in complementary platforms such as To8to and Edaijia, we hope to build a larger and more comprehensive local services ecosystem in China.”

China eCapital Corporation served as financial advisor to To8to for this transaction.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com